Exhibit 1.1

AMENDMENT NO. 1 TO EQUITY DISTRIBUTION AGREEMENT

September 1, 2011

This Amendment No. 1 to the Equity Distribution Agreement referenced below (this “Amendment”) by Health Care REIT, Inc., a Delaware corporation (the “Company”), and [—] (the “Manager”) is entered into on and as of September 1, 2011.

WHEREAS, the Company and the Manager entered into an Equity Distribution Agreement, dated as of November 12, 2010 (the “Agreement”), for the issuance and sale, through or to the Manager, as sales agent and/or principal, of shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”).

WHEREAS, the Company also entered into separate equity distribution agreements (each, an “Alternative Distribution Agreement,” and collectively “Alternative Distribution Agreements”), dated as of November 12, 2010, with each of [—], [—] and [—] (each, an “Alternative Manager,” and collectively, the “Alternative Managers”) for the issuance and sale through or to, as sales agents and/or principals, the Alternative Managers.

WHEREAS, shares of Common Stock may be issued and sold to the respective managers pursuant to the Agreement and the Alternative Distribution Agreements having an aggregate offering price of up to $250,000,000.

WHEREAS, the Company has, as of the date of this Amendment, issued and sold Common Stock pursuant to the Agreement and the Alternative Distribution Agreements having an aggregate offering price of $130,015,047.63.

WHEREAS, the Company and the Manager desire to amend the Agreement in order to increase the aggregate gross sales price of Common Stock that may be issued and sold pursuant to the Agreement to $630,015,047.63 in order to permit the issuance and sale on or after the date of this Amendment of Common Stock having an aggregate gross sales price of up to $500,000,000.

NOW, THEREFORE, in consideration of the mutual obligations of the parties hereto, each of them do hereby covenant and agree with the other as follows:

Section 1. Amendment to the Agreement. The third sentence of Section 1 of the Agreement is hereby amended such that the amount “$250,000,000” contained therein is replaced with the amount “$630,015,047.63”.

Section 2. Effectiveness. This Amendment shall be effective as of the date hereof for all future offers and sales under the Agreement.

Section 3. Representations and Warranties. The Company represents to the Manager that it has duly authorized, executed and delivered this Amendment.

Section 4. Continuing Effect. Except as expressly amended by this Amendment, the Agreement remains in full force and effect in accordance with its respective terms and is hereby in all respects ratified and confirmed.

Section 5. References to Agreements. All references to the Agreement in the Agreement or in any other document executed or delivered in connection therewith, shall, from the date hereof, be deemed a reference to the Agreement as amended hereby.

Section 6. Governing Law. This Amendment shall be governed by and construed in accordance with the law governing the Agreement.

Section 7. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original and all of which together shall constitute one and the same document.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first written above.

HEALTH CARE REIT, INC.

By:
	Name:	George L. Chapman
	Title:	Chairman, Chief Executive Officer and President

[—]

By:
Name:
Title: